AM
3/17/2003

VF 3-14-03

SECURITIES AND EXCHANG
RECEIVED

MAR 05 2003

DIVISION OF MARKET REGULATION

03012735

ED STATES
XCHANGE COMMISSION
:on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-64066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 Cottage Way, Suite 5
(No. and Street)

Sacramento, CA 95825
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Rudd (916) 484-7244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackstock, Carley J.
(Name – *if individual, state last, first, middle name*)

1435 New England Drive Roseville, CA 95661
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

3/21

OATH OR AFFIRMATION

I, William B. Rudd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~Financial Planning Corporation~~ Investment Planning Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

M. CHASTAIN
Commission # 1369128
Notary Public - California
Sacramento County
My Comm. Expires Sep 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carley Blackstock, Certified Public Accountant

1435 New England Drive
Roseville, CA 95661
Phone: (916) 782-7008
Email: cblackstockcpa@yahoo.com

Independent Auditors' Report

The Board of Directors
Investment Planning Corporation
2701 Cottage Way, Suite 5
Sacramento, CA 95824

I have audited the accompanying balance sheet of Investment Planning Corporation as of December 31, 2002, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

My examinations were made in accordance with auditing standards generally accepted in the United States of America and the applicable requirements of the Securities and Exchange Commission, and accordingly, include such tests of the accounting records and other auditing procedures as I considered necessary in the circumstances. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audits provide a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Investment Planning Corporation as of December 31, 2002, and the results of its operations and changes in financial position for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Carley Blackstock

Roseville, California
February 24, 2003

Investment Planning Corporation
BALANCE SHEET
as of December 31, 2002

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	359,246
Investments	15,900
Commissions Receivables	902
Prepaids	3,230
Total current assets	379,278
EQUIPMENT (NET)	12,464
Total assets	$ 391,742

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued Payroll Taxes	807
Total current liabilities	807
STOCKHOLDERS' EQUITY	
Common stock, $10 Par Value, Authorized 1,500 Shares, Outstanding 513 Shares	5,130
Capital in Excesss of Par	727
Retained earnings	385,078
Total stockholders' equity	390,935
Total liabilities and stockholders' equity	$ 391,742

The accompanying notes are an integral part of this statement.

Investment Planning Corporation
NOTES TO FINANCIAL STATEMENT
December 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customer Funds

Investment Planning Corporation limits its activities to the sale of shares of regulated investment companies, term life insurance and annuities. The corporation handles no customer funds.

Transactions with related parties

Commissions earned and paid during the year result from efforts of the sole shareholder.

Depreciation Method

The company has adopted the method required by the Internal Revenue Service for both book and tax reporting. The amount expensed in fiscal year 2002 was $1775.

NOTE 2: INCOME TAXES

Historically there have been only insignificant variances between book income and taxable income so there is no deferred tax calculation and the estimated actual liability is used as follows:

Federal Income Tax due	$ 6,957
State Income Tax due	4,185
Total	11,142
Less: Estimates paid	(13,484)
Total Prepaid	$ 2,342

NOTE 3: CONTINGENT LIABILITIES

The Corporation is contingently liable for rent due on leased office space. The lease commenced on April 1, 2001 and ends on March 31, 2003. However the lease was renewed subsequent to year-end for an additional two-year term ending on March 31, 2005. The following is the future minimum rental payments required:

Period ended	Amount due
12/31/03	$8,880
12/31/04	$9,120
12/31/05	$2,295

Investment Planning Corporation
NOTES TO FINANCIAL STATEMENT
December 31, 2002

NOTE 4: NET CAPITAL

Regulatory provisions require Investment Planning Corporation to maintain a minimum net capital as defined in such provisions. Net capital of Investment Planning Corporation fluctuated within a narrow range last year. At December 31, 2002, computed in accordance with applicable provisions of Rule 15c 3-1 of the Securities and Exchange Act of 1934, as amended, Investment Planning Corporation had a Net Capital requirement of $5,000. Net Capital of Investment Planning Corporation at December 31, 2002 as computed below was actually $351,491. Investment Planning had no liabilities as of December 31, 2002 other than ordinary expense accruals.

Computation of Net Capital December 31, 2002

Total stockholder's equity	$390,935
Adjustments:	
Non-allowable assets	(32,496)
Net Capital	$358,439

Reconciliation of Net Capital to computation on page 10 of the form X-17A-5.

Net Capital Per Form X-17A-5 before Haircuts	$358,439

Computation of Net Capital	
Total Ownership Equity	$390,935
Adjustments	
Non-allowable Assets	(32,496)
Haircuts on Securities	(6,948)
Revised Net Capital	$351,491